FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No. 1	Total Voting Rights announcement released on 31 December 2008
Exhibit No. 2	Rule 8.3- (Inspired Gaming Group plc) announcement released on 31 December 2008
Exhibit No. 3	Rule 8.3- (Inspired Gaming Group plc) announcement released on 2 January 2009
Exhibit No. 4	Rule 8.3- (Inspired Gaming Group plc) announcement released on 5 January 2009
Exhibit No. 5	Director/PDMR Shareholding announcement released on 8 January 2009
Exhibit No. 6	Directorate Change announcement released on 16 January 2009
Exhibit No. 7	Director/PDMR Shareholding announcement released on 19 January 2009
Exhibit No. 8	Rule 8.3- Eidos Plc announcement released on 20 January 2009
Exhibit No. 9	Rule 8.3- (Eidos plc) announcement released on 21 January 2009
Exhibit No. 10	Publication of Prospectus announcement released on 22 January 2009
Exhibit No. 11	Publication of Prospectus announcement released on 22 January 2009
Exhibit No. 12	Director's Dealings - Pledge of Shares announcement released on 23 January 2009
Exhibit No. 13	Rule 8.3- Eidos Plc announcement released on 27 January 2009

Exhibit No. 1

The Royal Bank of Scotland Group plc

Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules The Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at close of business on 30 December 2008, its issued share capital consists of:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights @ 30/12/2008

Ordinary shares of £0.25	39,456,004,899	1	39,456,004,899
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	39,456,904,899		39,459,604,899

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Inspired Gaming Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	30 December 2008

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in  (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,457,000	3.3727%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	2,457,000	3.3727%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in  (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe  (Note 3)

Class of relevant security:	Details

3.    DEALINGS  (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale TOTAL	17,000 8,000 25,000	0.0300 GBP 0.0325 GBP

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities)  (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?  (Note 9)             ~~YES~~ /NO

Date of disclosure	31 December 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:  The Notes on Form 8.3 can be viewed on the Takeover Panel's website at  www.thetakeoverpanel.org.uk

Exhibit No. 3

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Inspired Gaming Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	31 December 2008

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in  (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,449,000	3.3617%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	2,449,000	3.3617%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in  (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe  (Note 3)

Class of relevant security:	Details

3.    DEALINGS  (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,000	0.0275 GBP

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities)  (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?  (Note 9)             ~~YES~~ /NO

Date of disclosure	2 January 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:  The Notes on Form 8.3 can be viewed on the Takeover Panel's website at  www.thetakeoverpanel.org.uk

Exhibit No. 4

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Inspired Gaming Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	2 January 2009

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in  (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,300,000	3.1600%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	2,300,000	3.1600%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in  (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe  (Note 3)

Class of relevant security:	Details

3.    DEALINGS  (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale Sale Purchase	75,557 55,000 20,000 2,000 3,557	0.0350 GBP 0.0325 GBP 0.0320 GBP 0.0300 GBP 0.0320 GBP

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exerciseprice	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities)  (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?  (Note 9)             ~~YES~~ /NO

Date of disclosure	5 January 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:  The Notes on Form 8.3 can be viewed on the Takeover Panel's website at  www.thetakeoverpanel.org.uk

Exhibit No. 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of person discharging managerial responsibilities/director
Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
254

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£0.049220

14. Date and place of transaction
7 January 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,368,161   0.00346%

16. Date issuer informed of transaction
7 January 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21 . Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 January 2009

-------------------------------------------------------------------------------------------------------

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of person discharging managerial responsibilities/director
Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
254

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£0.49220

14. Date and place of transaction
7 January 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
240,399 shares 0.00060%

16. Date issuer informed of transaction
7 January 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21 . Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 January 2009

-------------------------------------------------------------------------------------------------------

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
254

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£0.49220

14. Date and place of transaction
7 January 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
16,409 shares 0.00004%

16. Date issuer informed of transaction
7 January 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21 . Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 January 2009

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of person discharging managerial responsibilities/director
Andrew Martin McLaughlin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
102

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£0.49220

14. Date and place of transaction
7 January 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
13,106 shares 0.00003%

16. Date issuer informed of transaction
7 January 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21 . Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 January 2009

-------------------------------------------------------------------------------------------------------

Exhibit No. 6

The Royal Bank of Scotland Group plc

Appointment of Deputy Chairman and Chairman-designate

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce the following appointment to its Board: -

Sir Philip Hampton has been appointed as Deputy Chairman and Chairman-designate with effect from 19 January 2009. As announced on 13 October 2008, Sir Tom McKillop will retire as Chairman at the Group's Annual General Meeting on 29 April 2009. Following the conclusion of the Annual General Meeting, Sir Philip will assume the Chairmanship of the company.

Sir Philip has been Chairman of J Sainsbury plc since 2004 and became Chairman of United Kingdom Financial Investments Limited ("UKFI") in November 2008. He will step down from UKFI with immediate effect. He is also a Non-executive Director of Belgacom SA.

Commenting on the appointment, Sir Tom McKillop, Chairman of the Group Board, said: "We are delighted to welcome Sir Philip to the Board of RBS. His distinguished business track record, most recently as Chairman of Sainsbury's, combines well with a deep financial services background. This appointment is timely, allowing Sir Philip to participate fully in the selection of other Non-executive Directors as well as to work closely with our Executive Team on the new strategic plan for RBS."

Sir Philip Hampton adds: "Having been closely engaged in the issues facing banks at present from a UKFI perspective, I am pleased to be taking on this central role at one of the world's most important financial institutions. I look forward to working closely with RBS' new Chief Executive, Stephen Hester, and believe we will form a strong and effective partnership.

Current times are indeed challenging but RBS has many strong, valuable and enduring business franchises in the UK and internationally. I am optimistic that we can restructure the Group to allow these strengths to once again be what we are known and valued for."

Sir Philip's appointment is subject to regulatory approval.

16 January 2009

Biographical details

Sir Philip Hampton was appointed Chairman of J Sainsbury plc in 2004. Previously, he was Group Finance Director of Lloyds TSB Group plc from 2002 to 2004, Group Finance Director of BT Group plc from 2000 to 2002, Group Finance Director of BG Group plc from 1997 to 2000, Group Finance Director of British Gas plc from 1995 to 1997, Group Finance Director of British Steel plc from 1990 to 1995, an Executive Director of Lazards from 1981 to 1990 and a Non-executive Director of RMC Group plc from 2002 to 2005. Currently, Sir Philip is Chairman of UK Financial Investments Limited, the company established to manage the UK Government's shareholding in banks subscribing to its recapitalisation fund, and is also a Non-executive Director of of Belgacom (the Belgian telecom group) since 2004.

For Further Information Contact

Andrew Wilson               Head of Group Corporate Affairs
                                       +44 131 626 3864
                                       +44 7810 636 995

- End -

Exhibit No. 7

*NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of  person discharging managerial responsibilities/ director
Guy Robert Whittaker

4. State whether notification relates to a  person  connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

-

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares
-

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them
-

8 State the nature of the transaction
-

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

-

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

-

11. Number of  shares , debentures or financial instruments relating to  shares  disposed

-
12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

-
13. Price per share  or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

16 January 2009

18. Period during which or date on which it can be exercised
 1 March 2016 to 31 August 2016

19. Total amount paid (if any) for grant of the option

-

20. Description of  shares  or debentures involved (class  and number)

 45,592 Ordinary shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£0.38

22. Total number of  shares  or debentures over which options held following notification
1,166,777

23. Any additional information

Cancellation of 2008 Sharesave Savings Plan - 9,218 shares

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of  issuer  responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

19 January 2009

----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of  person discharging managerial responsibilities/ director
Mark Andrew Fisher

4. State whether notification relates to a  person  connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person
Katherine McHardy

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of the persons referred to in 3 and 4

6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares

-

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them
-

8 State the nature of the transaction
-

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

-

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

-

11. Number of  shares , debentures or financial instruments relating to  shares  disposed
-

12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

  -

13. Price per share  or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

16 January 2009

18. Period during which or date on which it can be exercised

1 March 2014 to 31 August 2014

19. Total amount paid (if any) for grant of the option

-

20. Description of  shares  or debentures involved (class  and number)

42,631 Ordinary shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£0.38

22. Total number of  shares  or debentures over which options held following notification
2,009,027

23. Any additional information

Cancellation of 2008 Sharesave Savings Plan - 4,966 shares - Mark Andrew Fisher

Cancellation of 2008 Sharesave Savings Plan - 8,598 shares - Katherine McHardy

Cancellation of 2003 Sharesave Savings Plan - 870 shares - Katherine McHardy

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of  issuer  responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

19 January 2009
----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of  person discharging managerial responsibilities/ director
Christopher Paul Sullivan

4. State whether notification relates to a  person  connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

-

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares

-

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them
-
8 State the nature of the transaction
-

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

-

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

-

11. Number of  shares , debentures or financial instruments relating to  shares  disposed
-

12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

-

13. Price per share  or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

16 January 2009

18. Period during which or date on which it can be exercised
1 March 2014 to 31 August 2014

19. Total amount paid (if any) for grant of the option

-

20. Description of  shares  or debentures involved (class  and number)

42,631 Ordinary shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£0.38

22. Total number of  shares  or debentures over which options held following notification
1,031,759

23. Any additional information
Cancellation of 2008 Sharesave Savings Plan - 8,598 shares

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of  issuer  responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

19 January 2009
----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of  person discharging managerial responsibilities/ director
Ron Teerlink

4. State whether notification relates to a  person  connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

-

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares

-

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them
-

8 State the nature of the transaction
-

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

-

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

-

11. Number of  shares , debentures or financial instruments relating to  shares  disposed
-

12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

-

13. Price per share  or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

16 January 2009

18. Period during which or date on which it can be exercised
1 March 2016 to 31 August 2016

19. Total amount paid (if any) for grant of the option

-

20. Description of  shares  or debentures involved (class  and number)

45,592  Ordinary shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£0.38

22. Total number of  shares  or debentures over which options held following notification
408,898

23. Any additional information

Cancellation of 2008 Sharesave Savings Plan- 9,218 shares

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of  issuer  responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

19 January 2009.
----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of  person discharging managerial responsibilities/ director
Alan Peter Dickinson

4. State whether notification relates to a  person  connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

-

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares

-

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them
-

8 State the nature of the transaction
-

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

-

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

-

11. Number of  shares , debentures or financial instruments relating to  shares  disposed
-

12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

-

13. Price per share  or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option

-

20. Description of  shares  or debentures involved (class  and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of  shares  or debentures over which options held following notification
-

23. Any additional information

Cancellation of 2008 Sharesave Savings Plan - 4,966 shares

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of  issuer  responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

19 January 2009
----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of  person discharging managerial responsibilities/ director
Cormac Michael McCarthy

4. State whether notification relates to a  person  connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

-

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares

-

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them
-

8 State the nature of the transaction
-

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

-

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

-

11. Number of  shares , debentures or financial instruments relating to  shares  disposed
-

12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

-

13. Price per share  or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option

-

20. Description of  shares  or debentures involved (class  and number)

-
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of  shares  or debentures over which options held following notification
-

23. Any additional information

Cancellation of 2008 Sharesave Savings Plan - 13,166 shares

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of  issuer  responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

19 January 2009
----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer  to make a  RIS  notification required by  DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of  person discharging managerial responsibilities/ director
Neil James Roden

4. State whether notification relates to a  person  connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

-

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares
-

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them
-

8 State the nature of the transaction
-

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

-

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

-

11. Number of  shares , debentures or financial instruments relating to  shares  disposed
-

12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

-

13. Price per share  or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

16 January 2009

18. Period during which or date on which it can be exercised
1 March 2014 to 31 August 2014

19. Total amount paid (if any) for grant of the option

-

20. Description of  shares  or debentures involved (class  and number)

42,631 Ordinary shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£0.38

22. Total number of  shares  or debentures over which options held following notification
1,437,119

23. Any additional information

Cancellation of 2008 Sharesave Savings Plan - 8,598 shares

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of  issuer  responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

19 January 2009
----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of  person discharging managerial responsibilities/ director

Miller Roy McLean

4. State whether notification relates to a  person  connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

-

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

-
6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares

-

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them
-

8 State the nature of the transaction
-

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

-

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

-

11. Number of  shares , debentures or financial instruments relating to  shares  disposed
-

12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

-

13. Price per share  or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

16 January 2009

18. Period during which or date on which it can be exercised
1 March 2012 to 31 August 2012

19. Total amount paid (if any) for grant of the option

-

20. Description of  shares  or debentures involved (class  and number)

24,671 Ordinary shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£0.38

22. Total number of  shares  or debentures over which options held following notification
1,239,262

23. Any additional information

Cancellation of 2008 Sharesave Savings Plan - 4,966 shares

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of  issuer  responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

19 January 2009
----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer  to make a  RIS  notification required by  DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the  issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)
Yes

3. Name of  person discharging managerial responsibilities/ director
Andrew Martin McLaughlin

4. State whether notification relates to a  person  connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

-

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

-

6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares

-

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them
-

8 State the nature of the transaction
-

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

-

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

-

11. Number of  shares , debentures or financial instruments relating to  shares  disposed
-

12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

-

13. Price per share  or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a  person discharging managerial responsibilities has been granted options by the  issuer  complete the following boxes

17 Date of grant

16 January 2009

18. Period during which or date on which it can be exercised
1 March 2012 to 31 August 2012

19. Total amount paid (if any) for grant of the option

-

20. Description of  shares  or debentures involved (class  and number)

24,671 Ordinary shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£0.38

22. Total number of  shares  or debentures over which options held following notification
286,814

23. Any additional information

Cancellation of 2008 Sharesave Savings Plan - 4,966 shares

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of  issuer  responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

19 January 2009

Exhibit No. 8

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Eidos Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	19 January 2009

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in  (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,480,853	2.0793%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,480,853	2.0793%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in  (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe (Note 3)

Class of relevant security :	Details

3.    DEALINGS  (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	9,752	13.7500 GBP

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities)  (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?  (Note 9)             ~~YES~~ /NO

Date of disclosure	20 January 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:  The Notes on Form 8.3 can be viewed on the Takeover Panel's website at  www.thetakeoverpanel.org.uk

Exhibit No. 9

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Eidos plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	20 January 2009

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in  (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,489,617	2.0827%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,489,617	2.0827%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in  (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe  (Note 3)

Class of relevant security:	Details

3.    DEALINGS  (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,764	12.5000 GBP

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exerciseprice	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities)  (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?  (Note 9)             ~~YES~~ /NO

Date of disclosure	21 January 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:  The Notes on Form 8.3 can be viewed on the Takeover Panel's website at  www.thetakeoverpanel.org.uk

Exhibit No. 10

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Program

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1079M_-2009-1-22.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group plc
5th  Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 11

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc

 and The Royal Bank of Scotland plc £75,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1084M_-2009-1-22.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group plc
5th  Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 12

The Royal Bank of Scotland Group plc
Director's dealings - pledge of shares

Director's dealings

The Royal Bank of Scotland Group plc has received notification from Arthur Frederick Ryan, a director of the company, that he has pledged 50,000 Ordinary Shares of £0.25 in the company as collateral. The pledge was made at the date of purchase of the shares on 3 December 2008.

Exhibit No. 13

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Eidos Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	26 January 2009

2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in  (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,491,853	2.0835%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,491,853	2.0835%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in  (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe  (Note 3)

Class of relevant security:	Details

3.    DEALINGS  (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,235	0.1325 GBP

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exerciseprice	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities)  (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?  (Note 9)             ~~YES~~ /NO

Date of disclosure	27 January 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:  The Notes on Form 8.3 can be viewed on the Takeover Panel's website at  www.thetakeoverpanel.org.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 January 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat